UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On August 12, 2026, the Company issued an announcement titled “Nexxen Reports Record Second Quarter 2026 Financial Results”, a copy of which is attached as Exhibit 99.1 to this Form 6-K. The Company also announced a change in its commercial leadership team. Chance Johnson, formerly the Company’s Chief Commercial Officer, has been promoted to President of the Company.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) condensed consolidated interim statements of financial position as of June 30, 2026 and December 31, 2025 (unaudited), (ii) condensed consolidated interim statements of operation and other comprehensive income (loss) for the three and six months ended June 30, 2026 and 2025 (unaudited), (iii) condensed consolidated interim statements of changes in equity (unaudited), and (iv) condensed consolidated interim  statements of cash flows for the six months ended June 30, 2026 and 2025 (unaudited) included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-258731, File No. 333-277709 and File No. 333-285552) and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is furnished as part of this Form 6-K:

Exhibit 99.1	Company announcement dated August 12, 2026, “Nexxen Reports Record Second Quarter 2026 Financial Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: August 12, 2026

Exhibit List

Exhibit 99.1	Company announcement dated August 12, 2026, “Nexxen Reports Record Second Quarter 2026 Financial Results”.